

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Mr. David Aber
Chief Financial Officer
RRsat Global Communications Network Ltd.
RRsat Building
Hanegev Street
POB 1056
Airport City 70100
Israel

    Re: RRsat Global Communications Network Ltd.
             Form 20-F for the year ended December 31, 2010
             Filed March 21, 2011
             File No. 1-33085

Dear Mr. Aber:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terry French

                            Larry Spirgel
                            Assistant Director